FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Evans, Jane	2. Issuer Name and Ticker or Trading Symbol GEORGIA-PACIFIC CORPORATION (GP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) Opinix, Inc. 2250 West 14th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 1/31/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Tempe, AZ 85281								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I --Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Georgia-Pacific Common Stock								10,359.000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Page 1 of 3 pages
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.			(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II --Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
GEORGIA-PACIFIC OUTSIDE DIRECTORS STOCK OPTION PLAN	$15.220	01/31/03		A		8,200.000		01/31/04 (1)	01/31/13	Georgia-Pacific Common Stock	8,200.000		8,200.000	D
GEORGIA-PACIFIC OUTSIDE DIRECTORS STOCK OPTION PLAN	$24.800							02/01/03 (2)	02/01/12	Georgia-Pacific Common Stock	4,000.000		4,000.000	D

Explanation of Responses:
See continuation page(s) for footnotes
		/s/ Joanna B. Apolinsky	February 4, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	By: Joanna B. Apolinsky Attorney-in-Fact For: Jane Evans
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2 of 3 pages	Page 2 SEC 1474 (9-02)

Jane Evans Opinix, Inc. 2250 West 14th Street Tempe, AZ 85281	Georgia-Pacific Corporation (GP) January 31, 2003	Page 3 of 3 pages

(1)

Under the terms of the Georgia-Pacific Corporation Outside Directors Stock Option Plan, granted options vest in three annual installments beginning January 31, 2004, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 31, 2013.

(2)

Under the terms of the Georgia-Pacific Corporation Outside Directors Stock Option Plan, granted options vest in three annual installments beginning February 1, 2003, and may be exercised (to the extent vested) beginning on such vesting date and continuing to February 1, 2012.